

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

June 3, 2024

Jeffrey J. Bird
Chief Executive Officer
Dril-Quip, Inc.
v2050 West Sam Houston Parkway S., Suite 1100
Houston, Texas 77042

> **Re: Dril-Quip, Inc.**
> **Form 10-K filed on February 27, 2024**
> **File No. 001-13439**

Dear Jeffrey J. Bird:

 We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

 Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

 After reviewing your response to this letter, we may have additional comments.

Form 10-K filed on February 27, 2024

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 43

1. You present total segment operating income which is a non-GAAP measures and should be reconciled to the most directly comparable GAAP measure. However, once reconciled it would appear such a measure may include adjustments that are inconsistent with the applicable nonGAAP guidance. In this regard, adjusting for "Corporate" expenses appears to present nonGAAP measures that exclude normal, recurring, cash operating expenses. Therefore, please revise to remove these measures from your periodic filings or tell us why you believe the measure is properly disclosed. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Questions 100.01 and 104.04 of the non-GAAP C&DIs.

2. We note that you are presenting a table that discloses your revenues and operating income (loss) by business segments. However, we note that you do not include a discussion and analysis of each of the segment's operating income(loss). Please describe your consideration whether a discussion of segment information would be necessary to an understanding of your business. We refer you to Item 303(b) of Regulation S-K.

Consolidated Financial Statements
Note 6. Revenue Recognition, page 70

3.   Please revise in future filings the table to segregate revenue recognized under ASC 606 from that recognized under ASC 842. In this regard, we note that the footnote table is describe as "Revenues from contracts with customers". We refer you to ASC 606-10-50-4(a). In addition, the contract balances should be separately disclosed from lease assets. We refer you to ASC 606- 10-50-8.

Note 9. Restructuring and other charges, page 71

4.   We note your disclosure that you "shifted from manufacturing in-house to a vendor outsourcing model which resulted in inventory write-downs of approximately $19.3 million". Additionally, you state " as part of the 2021 global strategic plan [you] discontinued certain product categories which resulted in inventory write-downs...of approximately $47.7 million". Please be advised that inventory markdowns should be classified in the income statement as a component of costs of goods sold. We refer you to ASC 420-10-S99-3. Please advised or revise.

Note 12. Leases and Lease Commitments, page 73

5.   You disclose that most of your leases do not provide an implicit rate and you use an estimated incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. Please clarify whether the rates implicit in your leases as a lessee are not readily determinable and if that is the basis for using your incremental borrowing rate as the discount rate for your leases. Refer to "Rate Implicit in the Lease" defined in ASC 842-20-20.

Note 13. Business Segments, page 75

6.   Please revise future filings to reconcile the segment operating income(loss) to consolidated income(loss) before income taxes pursuant to ASC 280-10-50-30(b).

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology